UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 333-229744

EMERALD HEALTH THERAPEUTICS, INC.
(Translation of registrant's name into English)

210 – 800 West Pender Street

Vancouver, British Columbia V6C 1J8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F   ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.5 and 99.10 to this Form 6-K of Emerald Health Therapeutics, Inc. (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-229744) of the Company, as amended or supplemented.

EXHIBITS

99.1	March 18, 2019 News Release
99.2	March 20, 2019 News Release
99.3	March 29, 2019 News Release
99.4	April 1, 2019 News Release
99.5	April 1, 2019 Material Change Report
99.6	April 3, 2019 News Release
99.7	First Amendment to the Delta 1 – Option to Lease of Pure Sunfarms Corp.
99.8	First Amendment to the Shareholders Agreement of Pure Sunfarms Corp.
99.9	First Amendment to the Delta 2 – Option to Lease of Pure Sunfarms Corp.
99.10	April 3, 2019 Material Change Report
99.11	April 3, 2019 Notice of Distribution of Common Shares
99.12	April 8, 2019 News Release
99.13	April 9, 2019 News Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emerald Health Therapeutics, Inc.
(Registrant)

Date: April 12, 2019	By:	/s/ Dr. Avtar Dhillon

	Name:	Dr. Avtar Dhillon
	Title:	Executive Chairman